Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

July 7, 2021

Mindy Rotter and Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

    Re:    Advisors Series Trust (the “Trust”)
        File Nos.: 333-17391 and 811-07959
Chase Growth Fund (the “Fund”)

Dear Mses. Rotter and DiAngelo Fettig:
This correspondence is being filed in response to the additional comments you provided via telephone to Elaine Richards, Jeffrey Rauman and Michael Ceccato of U.S. Bank Global Fund Services, on June 25, 2021. The SEC Staff’s additional comments arose as a result of its review of the Trust’s correspondence which addressed the Staff’s original comments submitted on June 24, 2021, regarding the timing of the Trust’s filing of Form N-CSR on June 11, 2021 (Accession number 0000898531-21-000324).
For your convenience, the comment has been reproduced below immediately followed by the Trust’s response.

Comment:    The Staff notes that Rule 30e-1(c) under the Investment Company Act of 1940, as amended (“1940 Act”), states that when transmitting reports to shareholders, “[e]ach report shall be transmitted within 60 days after the close of the period for which such report is being made.” (Emphasis added.)

The Staff maintains that because under Rule 30b2-1(a) under the 1940 Act, “[e]very registered management investment company shall file a report on Form N-CSR...not later than 10 days after the transmission to stockholders of any report that is required to be transmitted to stockholders under [Rule] 30e-1,” the Trust’s annual and semi-annual reports submitted on Form N-CSR on December 10, 2020 and June 11, 2021, respectively were apparently late filings.

The Staff notes that reliance on Rule 0-3 under the Securities Exchange Act of 1934 which indicates that filings with due dates that fall on a Saturday, Sunday or holiday are still in compliance when filed on the next business day applies to filings, not to “transmitting reports to shareholders” such as annual and semi-annual reports required to be transmitted within 60 days. The Staff maintains that with respect to transmitting reports to shareholders, if the 60th day falls on a Saturday, Sunday or holiday, the report may have to be transmitted earlier than the 60th day to be in compliance with Rule 30e-1(c).

Please explain whether the Trust will be updating its controls to ensure that future N-CSR or N-CSRS filings are submitted on a timely basis as outlined above.

Response: The Trust has reviewed its controls and has made changes to ensure that filings are submitted on a timely basis going forward as outlined above.

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust
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